Exhibit 99.1

QIWI Announces Second Quarter 2016 Financial Results

Second Quarter Total Adjusted Net Revenue Increased 4% to RUB 2,619 Million and Adjusted Net Profit Increased 23% to RUB 1,270 Million or RUB 21.02 per diluted share

QIWI downgrades 2016 Adjusted Net Revenue and Adjusted Net Profit Guidance

Board of Directors Approves Dividend of 22 cents per share

NICOSIA, CYPRUS – August 11, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the second quarter ended June 30, 2016.

Second Quarter 2016 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 4% to RUB 2,619 million ($40.8 million)

•	Adjusted EBITDA increased 11% to RUB 1,640 million ($25.5 million)

•	Adjusted Net Profit increased 23% to RUB 1,270 million ($19.8 million), or RUB 21.02 per diluted share

•	Total payment volume decreased 0.3% to RUB 202.2 billion ($3.1 billion)

“In the second quarter we continued to feel pressure from the macroeconomic slowdown in Russia, which affected our key market verticals,” said Sergey Solonin, QIWI’s chief executive officer. “Notwithstanding the challenging market, we managed to increase our payment adjusted net revenue as well as adjusted net profit. However, based on H1 2016 results and our current understanding of the trends in the second half of the year, we decided to decrease 2016 Adjusted Net Revenue and Adjusted Net Profit Guidance. Although current environment pressures our core business growth, we are firmly positioned to execute our strategy, widen our scope of services and enrich current payment landscape with new innovative solutions.”

Second Quarter 2016 Results

Revenues: Total Adjusted Net Revenue for the quarter ended June 30, 2016 was RUB 2,619 million ($40.8 million), an increase of 4% compared with RUB 2,525 million in the prior year.

Payment Adjusted Net Revenue was RUB 2,012 million ($31.3 million), an increase of 7% compared with RUB 1,876 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volumes in the E-commerce and Money Remittances market verticals resulting from the consolidation of the Contact and Rapida businesses partially offset by a decrease in payment volumes in the Telecom and Other market verticals and a decrease in net revenue yield in the Financial Services market vertical.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks, cash and settlement services and advertising, was RUB 607 million ($9.5 million), a decrease of 6% compared with RUB 649 million in the prior year. The decline in the second quarter was mainly due to decrease in cash and settlement services and interest revenue on overdrafts provided to agents, partially offset by increase in inactivity fees. Inactivity fees for the second quarter ended June 30, 2016 were RUB 380 million ($5.9 million) compared with RUB 208 million in the prior year as a result of changes to the write-off policy as well as the consolidation of the Contact and Rapida businesses for the full quarter. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts decreased 49% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts decreased 3% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended June 30, 2016, Adjusted EBITDA was RUB 1,640 million ($25.5 million), an increase of 11% compared with RUB 1,483 million in the prior year. Adjusted EBITDA increase was largely due to the increase in Adjusted Net Revenue as well as due to the net effect of bad debt recovery in the amount of RUB 1 million in the second quarter 2016 as opposed to the bad debt reserve of RUB 50 million in the second quarter of 2015 and lower advertising expenses as compared to the same period in the prior year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 62.6% compared with 58.7% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 1,260 million ($19.6 million), a decrease of 1% compared with RUB 1,275 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 56.3% compared with 55.0% in the prior year.

Adjusted Net Profit: For the quarter ended June 30, 2016, Adjusted Net Profit was RUB 1,270 million ($19.8 million), an increase of 23% compared with RUB 1,033 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 11% compared with the same period in the prior year.

Other Operating Data: For the quarter ended June 30, 2016, total payment volume was RUB 202.2 billion ($3.1 billion), a decrease of 0.3% compared with RUB 202.8 billion in the prior year. Dynamics of payment volume was driven by mixed trends across market verticals with growth in E-commerce, Financial Services and Money Remittance offset by declining volumes in Telecom and Other market verticals. Payment average net revenue yield was 1.00%, an increase of 8 bps compared with 0.92% in the prior year primarily due to the shift of product mix towards higher yielding E-commerce volumes.

Total average Net Revenue Yield was 1.30%, an increase of 6 bps as compared with 1.24% in the prior year. Total average Net Revenue Yield excluding the effect of inactivity fees was 1.11%, a decrease of 4 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 164,709 including Contact and Rapida physical points of service, a decrease of 7% compared with the prior year, primarily resulting from enhanced controls that the Central Bank of Russia has implemented over the agents. The number of active Visa Qiwi Wallet accounts was 16.2 million as of the end of the second quarter of 2016, a decrease of 0.8 million, or 5%, as compared with 17.0 million in the second quarter of 2015. The decrease was driven mainly by the lower marketing spend at the end of 2015 and first half of 2016 as compared to the prior year, as well as the decrease in the kiosk network in Russia in the second half of 2015 and overall economic downturn affecting consumer activity.

Recent Developments

Dividend: Following the determination of second quarter 2016 financial results our Board of Directors approved a dividend of USD 22 cents per share. The dividend record date is August 17, 2016, and the Company intends to pay the dividend on August 18, 2016. The holders of ADSs will receive the dividend shortly thereafter.

Dividend distributions for the remainder of 2016 are subject to our future cash flow needs, including our cash requirements in connection with potential M&A opportunities.

Regulation by the Central Bank of Russia: Our kiosk network in Russia was affected by the enhanced controls that the Central Bank of Russia has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on November 2, 2015.

Although this adversely affects the availability and convenience of our services to consumers in the short-term through the reduction of the size of our network, we continue to believe that increased transparency in the kiosk market has already improved our market share and will allow us to improve our market share in the future and strengthen our competitive advantages.

2016 Guidance1

QIWI downgrades its guidance in respect of 2016 Adjusted Net Revenue and Adjusted Net Profit outlook:

•	Total Adjusted Net Revenue is expected to increase by 2% to 5% over 2015

•	Adjusted Net Profit is expected to increase by 5% to 10% over 2015

The overall macroeconomic conditions continue to adversely affect the purchasing power of the Russian population as decreasing real wages put pressure on the disposable income. This in turn leads to the overall decrease in consumer spending and consequently our payment volumes.

We have also noted negative trends in Money Remittance market due to shifting migration trends. We anticipate that downward trends and weaker demand for money remittance services can negatively affect our volumes and revenues in this category.

[1]	Guidance is provided in Russian rubles

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2016 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13642507. The replay will be available until Thursday, August 18, 2016. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.2 million virtual wallets, over 164,000 kiosks and terminals, and enabled merchants to accept over RUB 67 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels and trends in each of our market verticals. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in average net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2015 (audited)	As of June 30, 2016 (unaudited)	As of June 30, 2016 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	366	447	7
Goodwill and other intangible assets	12,254	12,041	187
Long-term debt instruments	1,563	394	6
Long-term loans	23	23	0
Other non-current assets	52	60	1
Deferred tax assets	304	255	4

Total non-current assets	14,562	13,220	206

Current assets
Trade and other receivables	5,092	3,550	55
Short-term loans	340	57	1
Short-term debt instruments	1,338	2,959	46
Prepaid income tax	97	126	2
VAT and other taxes receivable	26	31	0
Cash and cash equivalents	19,363	13,871	216
Other current assets	759	636	10

Total current assets	27,015	21,230	330

Total assets	41,577	34,450	536

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	29
Share premium	12,068	12,068	188
Other reserve	840	840	13
Retained earnings	7,177	5,714	89
Translation reserve	461	212	3

Total equity attributable to equity holders of the parent	22,423	20,711	322
Non-controlling interest	13	13	0

Total equity	22,436	20,724	323

Non-current liabilities
Other non-current liabilities	3	2	0
Deferred tax liabilities	1,138	1,045	16

Total non-current liabilities	1,141	1,047	16

Current liabilities
Trade and other payables	15,295	11,163	174
Amounts due to customers and amounts due to banks	2,243	1,060	16
Income tax payable	334	314	5
VAT and other taxes payable	119	129	2
Other current liabilities	9	13	0

Total current liabilities	18,000	12,679	197

Total equity and liabilities	41,577	34,450	536

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2015	June 30, 2016	June 30, 2016
	RUB	RUB	USD(1)

Revenue	4,197	4,416	69
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,946	2,094	33
Selling general and administrative expenses	793	682	11
Depreciation and amortization	157	191	3
Profit from operations	1,301	1,449	23

Gain from disposal of subsidiaries	33	—	—
Other income	3	1	0
Other expenses	(10)	(3)	(0)
Foreign exchange gain	106	190	3
Foreign exchange loss	(405)	(468)	(7)
Interest income	1	9	0
Interest expense	(28)	(14)	(0)

Profit before tax	1,002	1,164	18
Income tax expense	(259)	(235)	(4)

Net profit	743	929	14

Attributable to:
Equity holders of the parent	632	926	14
Non-controlling interests	111	3	0

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(18)	(65)	(1)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	56	—	—

Total comprehensive income net of tax	781	864	13

attributable to:
Equity holders of the parent	639	861	13
Non-controlling interests	142	3	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	11.32	15.32	0.24

Diluted profit attributable to ordinary equity holders of the parent	11.25	15.32	0.24

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2015	June 30, 2016	June 30, 2016
	RUB	RUB	USD(1)

Revenue	8,168	8,576	133
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	3,686	4,057	63
Selling general and administrative expenses	1,445	1,413	22
Depreciation and amortization	259	377	6
Profit from operations	2,778	2,729	42

Gain from disposal of subsidiaries	33	—	—
Other income	8	3	0
Other expenses	(11)	(8)	(0)
Foreign exchange gain	384	695	11
Foreign exchange loss	(578)	(1,350)	(21)
Interest income	2	24	0
Interest expense	(41)	(40)	(1)

Profit before tax	2,574	2,053	32
Income tax expense	(552)	(409)	(6)

Net profit	2,022	1,644	26

Attributable to:
Equity holders of the parent	1,940	1,638	25
Non-controlling interests	82	6	0

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	15	(249)	(4)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	56	—	—

Total comprehensive income net of tax	2,093	1,395	22

attributable to:
Equity holders of the parent	1,984	1,389	22
Non-controlling interests	109	6	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	35.15	27.11	0.42

Diluted profit attributable to ordinary equity holders of the parent	34.94	27.11	0.42

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2015	June 30, 2016	June 30, 2016
	RUB	RUB	USD(1)

Cash flows from operating activities
Profit before tax	2,574	2,053	32

Adjustments to reconcile profit before income tax to net cash flow (used in)/generated from operating activities
Depreciation and amortization	259	377	6
Foreign exchange loss (gain), net	195	655	10
Interest income, net	(345)	(367)	(6)
Bad debt expense/(recovery), net	(17)	11	0
Share-based payments	47	—	—
Gain from disposal of subsidiaries	(33)	—	—
Other	(10)	(2)	(0)

Operating profit before changes in working capital	2,670	2,727	42

Decrease in trade and other receivables	3,504	1,548	24
Decrease in other assets	19	118	2
Decrease in amounts due to customers and amounts due to banks	(793)	(1,183)	(18)
Decrease in accounts payable and accruals	(10,421)	(4,117)	(64)
Decrease in loans issued from banking operations	7	7	0

Cash used in operations	(5,014)	(900)	(14)

Interest received	409	357	6
Interest paid	(28)	(60)	(1)
Income tax paid	(390)	(502)	(8)

Net cash flow used in operating activities	(5,023)	(1,105)	(17)

Cash flows (used in)/generated from investing activities
Cash acquired upon business combination	3,200	—	—
Purchase of available-for-sale investments	(6)	—	—
Purchase of property and equipment	(54)	(154)	(2)
Purchase of intangible assets	(83)	(101)	(2)
Net cash outflow on disposal of subsidiaries	(16)	—	—
Loans issued	(37)	(508)	(8)
Repayment of loans issued	—	760	12
Purchase of debt instruments	(982)	(400)	(6)
Proceeds from settlement of debt instruments	2,046	—	—

Net cash flow (used in)/generated from investing activities	4,068	(403)	(6)

Cash flows used in financing activities
Proceeds from borrowings	54	2	0
Repayment of borrowings	(259)	(4)	(0)
Dividends paid to owners of the Group	(699)	(2,909)	(45)
Dividends paid to non-controlling shareholders	—	(6)	(0)
Net cash flow used in financing activities	(904)	(2,917)	(45)

Effect of exchange rate changes on cash and cash equivalents	(204)	(1,067)	(17)

Net decrease in cash and cash equivalents	(2,063)	(5,492)	(85)

Cash and cash equivalents at the beginning of the period	17,095	19,363	301

Cash and cash equivalents at the end of the period	15,032	13,871	216

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2015	June 30, 2016	June 30, 2016
	RUB	RUB	USD(1)

Revenue	4,197	4,416	68.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,946	2,094	32.6
Plus: Compensation to employees and related taxes	275	297	4.6

Total Adjusted Net Revenue	2,525	2,619	40.8

Payment Revenue(2)	3,232	3,621	56.3
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,568	1,851	28.8
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	212	242	3.8

Payment Adjusted Net Revenue	1,876	2,012	31.3

Other Revenue(5)	965	795	12.4
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	378	243	3.8
Plus: Compensation to employees and related taxes allocated to other revenue(4)	63	55	0.8

Other Adjusted Net Revenue	649	607	9.5

Payment Adjusted Net Revenue	1,876	2,012	31.3
E-commerce	677	832	13.0
Financial services	404	367	5.7
Money remittances	411	525	8.2
Telecom	261	197	3.1
Other	123	91	1.4
Other Adjusted Net Revenue	649	607	9.5

Total Adjusted Net Revenue	2,525	2,619	40.8

Net Profit	743	929	14.5

Plus:
Depreciation and amortization	157	191	3.0
Other income	(3)	(1)	(0.0)
Other expenses	10	3	0.0
Foreign exchange gain	(106)	(190)	(3.0)
Foreign exchange loss	405	468	7.3
Interest income	(1)	(9)	(0.1)
Interest expenses	28	14	0.2
Income tax expenses	259	235	3.7
Share-based payments expenses	26	—	—
Gain from disposal of subsidiaries	(33)	—	—

Adjusted EBITDA	1,483	1,640	25.5

Adjusted EBITDA margin	58.7%	62.6%	62.6%

Net profit	743	929	14.5

Amortization of fair value adjustments(7)	44	93	1.4
Share-based payments expenses	26	—	—
Effect of taxation of the above items	(8)	(18)	(0.3)
Gain from disposal of subsidiaries	(33)	—	—
Foreign Exchange loss on June 2014 offering proceeds(8)	261	266	4.1

Adjusted Net Profit	1,033	1,270	19.8

Adjusted Net Profit per share:

Basic	18.50	21.02	0.33
Diluted	18.40	21.02	0.33

Shares used in computing Adjusted Net Profit per share
Basic	55,849	60,427	60,427
Diluted	56,177	60,427	60,427

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RUB	RUB	USD(1)

Revenue	8,168	8,576	133.5
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,686	4,057	63.1
Plus: Compensation to employees and related taxes	558	609	9.5

Total Adjusted Net Revenue	5,040	5,128	79.8

Payment Revenue(2)	6,244	7,056	109.8
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	2,955	3,540	55.1
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	426	500	7.8

Payment Adjusted Net Revenue	3,716	4,016	62.5

Other Revenue(5)	1,925	1,520	23.7
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	732	517	8.0
Plus: Compensation to employees and related taxes allocated to other revenue(4)	132	109	1.7

Other Adjusted Net Revenue	1,324	1,112	17.3

Payment Adjusted Net Revenue	3,716	4,016	62.5
E-commerce	1,411	1,660	25.8
Financial services	801	736	11.4
Money remittances	732	1,007	15.7
Telecom	506	414	6.4
Other	265	200	3.1
Other Adjusted Net Revenue	1,324	1,112	17.3

Total Adjusted Net Revenue	5,040	5,128	79.8

Net Profit	2,022	1,644	25.6

Plus:
Depreciation and amortization	259	377	5.9
Other income	(8)	(3)	(0.0)
Other expenses	11	8	0.1
Foreign exchange gain	(384)	(695)	(10.8)
Foreign exchange loss	578	1,350	21.0
Interest income	(2)	(24)	(0.4)
Interest expenses	41	40	0.6
Income tax expenses	552	409	6.4
Share-based payments expenses	46	—	—
Gain from disposal of subsidiaries	(33)	—	—

Adjusted EBITDA	3,083	3,106	48.3

Adjusted EBITDA margin	61.2%	60.6%	60.6%

Net profit	2,022	1,644	25.6

Amortization of fair value adjustments(7)	60	184	2.9
Share-based payments expenses	46	—	—
Effect of taxation of the above items	(11)	(35)	(0.5)
Gain from disposal of subsidiaries	(33)	—	—
Foreign Exchange loss on June 2014 offering proceeds(8)	65	710	11.0

Adjusted Net Profit	2,150	2,503	39.0

Adjusted Net Profit per share:

Basic	38.96	41.43	0.64
Diluted	38.73	41.43	0.64

Shares used in computing Adjusted Net Profit per share
Basic	55,200	60,424	60,424
Diluted	55,531	60,424	60,424

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	June 30, 2015(1)	June 30, 2016	June 30, 2016
	RUB	RUB	USD (2)

Payment volume (billion)(3)(4)	202.8	202.2	3.1

E-commerce	26.3	31.9	0.5
Financial services	54.2	63.9	1.0
Money remittances	35.0	39.1	0.6
Telecom	66.1	49.6	0.8
Other	21.3	17.6	0.3

Payment adjusted net revenue (million)(5)	1,876.1	2,012.4	31.3

E-commerce	677.2	832.3	13.0
Financial services	403.6	367.3	5.7
Money remittances	411.1	524.5	8.2
Telecom	261.3	197.3	3.1
Other	122.8	91.1	1.4

Payment average net revenue yield	0.92%	1.00%	1.00%

E-commerce	2.58%	2.61%	2.61%
Financial services	0.74%	0.57%	0.57%
Money remittances	1.18%	1.34%	1.34%
Telecom	0.40%	0.40%	0.40%
Other	0.58%	0.52%	0.52%

Total average Net Revenue Yield	1.24%	1.30%	1.30%

Active kiosks and terminals (units)(6)	176,831	164,709	164,709

Active Qiwi Wallet accounts (million)(7)	17.0	16.2	16.2

(1)	Payment volumes and payment average net revenue yields presented for the respective period in 2015 differ from the data previously published, including as presented in our 20-F and our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes recognition and allocation between different market verticals in Contact and Rapida starting June 2015 as a result of our ongoing effort to bring Contact and Rapida methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduce total volumes for the period starting June 2, 2015 to December 31, 2015 and January 1, 2016 to March 31, 2016 by approximately RUB 13.8 billion and RUB 7.0 billion, respectively. Besides, certain reallocation of volumes between different market verticals shall be reflected in future earnings releases.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology used in QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(4)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Six months ended
	June 30, 2015(1)	June 30, 2016(1)	June 30, 2016
	RUB	RUB	USD (2)

Payment volume (billion)(3)(4)	361.1	393.3	6.1

E-commerce	47.0	60.4	0.9
Financial services	89.0	124.1	1.9
Money remittances	53.9	72.2	1.1
Telecom	126.9	99.3	1.5
Other	44.3	37.3	0.6

Payment adjusted net revenue (million)(5)	3,715.6	4,016.1	62.5

E-commerce	1,411.1	1,659.6	25.8
Financial services	800.7	735.5	11.4
Money remittances	732.4	1,007.5	15.7
Telecom	506.4	413.9	6.4
Other	264.9	199.7	3.1

Payment average net revenue yield	1.03%	1.02%	1.02%

E-commerce	3.00%	2.75%	2.75%
Financial services	0.90%	0.59%	0.59%
Money remittances	1.36%	1.40%	1.40%
Telecom	0.40%	0.42%	0.42%
Other	0.60%	0.54%	0.54%

Total average Net Revenue Yield	1.40%	1.30%	1.30%

Active kiosks and terminals (units)(6)	176,831	164,709	164,709

Active Qiwi Wallet accounts (million)(7)	17.0	16.2	16.2

(1)	Payment volumes and payment average net revenue yields presented for the respective period in 2015 differ from the data previously published, including as presented in our 20-F and our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes recognition and allocation between different market verticals in Contact and Rapida starting June 2015 as a result of our ongoing effort to bring Contact and Rapida methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduce total volumes for the period starting June 2, 2015 to December 31, 2015, and January 1, 2016 to March 31, 2016 by approximately RUB 13.8 billion and RUB 7.0 billion, respectively. Besides, certain reallocation of volumes between different market verticals shall be reflected in future earnings releases.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 64.258 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2016.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology used in QIWI’s Russian operations.
(4)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.